Exhibit 99.2

CARDIOL THERAPEUTICS INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

(EXPRESSED IN CANADIAN DOLLARS)

Tel: 514-931-0841	BDO Canada s.r.l./S.E.N.C.R.L./LLP
Fax: 514-931-9491	1000 De La Gauchetière Street West
www.bdo.ca	Suite 200
Montréal, Québec H3B 4W5

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Cardiol Therapeutics Inc.

Oakville, Ontario

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Cardiol Therapeutics Inc. (the “Company”) as of December 31, 2021 and 2020, the related statements of loss and comprehensive loss, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Montréal, Québec

March 23, 2022

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Cardiol Therapeutics Inc.

Statements of Financial Position

(Expressed in Canadian Dollars)

	As at December 31, 2021	As at December 31, 2020
ASSETS

Current assets
Cash and cash equivalents (note 6)	$83,899,070	$14,025,187
Accounts receivable	65,739	5,793
Other receivables	341,388	214,130
Prepaid expenses (note 17)	2,495,141	347,808
Prepaid inventory (note 15(iv))	339,051	339,051
Inventory	-	17,968
Total current assets	87,140,389	14,949,937

Non-current assets
Property and equipment (note 7)	356,493	479,554
Intangible assets (note 8)	379,246	463,690
Total assets	$87,876,128	$15,893,181

EQUITY AND LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (note 17)	$4,859,352	$2,466,262
Current portion of lease liability (note 9)	44,708	51,915
Derivative liability (note 10)	6,661,122	-
Total current liabilities	11,565,182	2,518,177

Non-current liabilities
Lease liability (note 9)	72,871	104,651
Total liabilities	11,638,053	2,622,828

Equity
Share capital (note 11)	142,918,829	51,923,471
Warrants (note 13)	4,176,780	4,460,728
Contributed surplus (note 12)	12,660,329	8,765,773
Deficit	(83,517,863)	(51,879,619)
Total equity	76,238,075	13,270,353
Total equity and liabilities	$87,876,128	$15,893,181

The accompanying notes to the financial statements are an integral part of these financial statements.

Commitments (notes 8 and 15)

Approved on behalf of the Board:

"David Elsley", Director	"Guillermo Torre-Amione", Director

Cardiol Therapeutics Inc.

Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2021	2020
Revenue
Sales	$78,760	$-

Operating expenses (notes 12, 16, 17)
General and administration	$27,873,140	$10,087,610
Research and development	10,870,421	10,602,851
Loss before other income (expenses)	(38,664,801)	(20,690,461)
Interest income	106,001	76,583
Gain (loss) on foreign exchange	1,892,023	(34,455)
Change in derivative liability (note 10)	4,916,304	-
Other income (note 18)	112,229	7,398
Net loss and comprehensive loss for the year	$(31,638,244)	$(20,640,935)

Basic and diluted net loss per share (note 14)	$(0.73)	$(0.69)
Weighted average number of common shares outstanding	43,222,819	29,857,136

The accompanying notes to the financial statements are an integral part of these financial statements.

Cardiol Therapeutics Inc.

Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2021	2020
Operating activities
Net loss and other comprehensive loss for the year	$(31,638,244)	$(20,640,935)
Adjustments for:
Depreciation of property and equipment	135,977	145,095
Amortization of intangible assets	84,444	84,444
Share-based compensation	8,497,830	2,765,059
Change in derivative liability	(4,916,304)	-
Accretion on lease liability	12,929	16,286
Shares for services	4,112,647	49,712
Research and development expenses to be settled through warrant exercise	83,421	78,992
Changes in non-cash working capital items:
Accounts receivable	(59,946)	5,873
Other receivables	(127,258)	702,072
Prepaid expenses	(2,147,333)	(64,142)
Prepaid inventory	-	4,745,148
Inventory	17,968	1,100,780
Accounts payable and accrued liabilities	2,393,090	1,826,186
Net cash used in operating activities	(23,550,779)	(9,185,430)

Investing activities
Purchase of property and equipment	(12,916)	(40,602)
Net cash used in investing activities	(12,916)	(40,602)

Financing activities
Issuance of units	84,083,757	17,250,000
Share issuance costs	(5,240,756)	(1,088,190)
Issuance of warrants, net of issuance costs	8,147	-
Proceeds from stock options exercised	2,837,083	-
Proceeds from warrants exercised	11,801,263	183,678
Payment of lease liability	(51,916)	(50,472)
Net cash provided by financing activities	93,437,578	16,295,016
Net change in cash and cash equivalents	69,873,883	7,068,984
Cash and cash equivalents, beginning of year	14,025,187	6,956,203
Cash and cash equivalents, end of year	$83,899,070	$14,025,187

The accompanying notes to the financial statements are an integral part of these financial statements.

Cardiol Therapeutics Inc.

Statements of Changes in Equity
(Expressed in Canadian Dollars)

	Share capital			Contributed
	Number	Amount	Warrants	surplus	Deficit	Total
Balance, December 31, 2019	25,877,686	$39,413,506	$1,731,250	$4,765,965	$(31,238,684)	$14,672,037
Issuance of units	6,900,000	13,446,249	3,803,751	-	-	17,250,000
Share issuance costs	-	(1,243,485)	155,295	-	-	(1,088,190)
Fair value of warrants expired	-	-	(1,234,749)	1,234,749	-	-
Share-based compensation	-	-	-	2,765,059	-	2,765,059
Warrants exercised	65,191	162,226	21,452	-	-	183,678
Fair value of warrants exercised	-	95,263	(95,263)	-	-	-
Shares for services	17,414	49,712	-	-	-	49,712
Fair value of warrants earned	-	-	78,992	-	-	78,992
Net loss and comprehensive loss for the year	-	-	-	-	(20,640,935)	(20,640,935)
Balance, December 31, 2020	32,860,291	$51,923,471	$4,460,728	$8,765,773	$(51,879,619)	$13,270,353
Issuance of units	22,462,000	68,714,131	3,792,200	-	-	72,506,331
Issuance of warrants, net of issuance costs	-	-	8,147	-	-	8,147
Share issuance costs	-	(5,003,222)	(237,534)	-	-	(5,240,756)
Fair value of expired warrants	-	-	(75,886)	75,886	-	-
Options exercised	998,333	2,837,083	-	-	-	2,837,083
Fair value of options exercised	-	1,357,160	-	(1,357,160)	-	-
Warrants exercised	3,675,283	11,656,287	144,976	-	-	11,801,263
Fair value of warrants exercised	-	3,999,272	(3,999,272)	-	-	-
Shares for services	1,227,092	4,112,647	-	-	-	4,112,647
Share-based compensation	-	-	-	8,497,830	-	8,497,830
Fair value of warrants earned	-	-	83,421	-	-	83,421
Performance share units exercised	700,000	3,322,000	-	(3,322,000)	-	-
Net loss and comprehensive loss for the year	-	-	-	-	(31,638,244)	(31,638,244)
Balance, December 31, 2021	61,922,999	$142,918,829	$4,176,780	$12,660,329	$(83,517,863)	$76,238,075

The accompanying notes to the financial statements are an integral part of these financial statements.

Cardiol Therapeutics Inc.

Notes to Financial Statements
Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

1.	Nature of operations

Cardiol Therapeutics Inc. (the "Corporation") was incorporated under the laws of the Province of Ontario on January 19, 2017. The Corporation's registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.

The Corporation is a clinical-stage life sciences company focused on the research and clinical development of cannabidiol as an anti-fibrotic and anti-inflammatory therapy for the treatment of cardiovascular disease ("CVD"). The Corporation's lead product, CardiolRx, is a pharmaceutically produced oral cannabidiol formulation that is being clinically developed for use in cardiovascular medicine. CardiolRx is currently being evaluated in a Phase II/III multi-national, randomized, double-blind, placebo-controlled study (the "LANCER" trial). LANCER is designed to evaluate the efficacy and safety of CardiolRx as a cardioprotective therapy to reduce major cardiovascular and respiratory events in patients hospitalized with COVID-19 who have a prior history of, or risk factors for, CVD, and to investigate the influence CardiolRx has on key biomarkers associated with heart disease.

The Corporation has also received an Investigational New Drug Application ("IND") authorization from the FDA to conduct a Phase II multi-national, randomized, double-blind, placebo-controlled trial designed to evaluate the efficacy and safety of CardiolRx in acute myocarditis. This disease remains an important cause of acute and fulminant heart failure and is a leading cause of sudden cardiac death in people less than 35 years of age.

In addition, the Corporation is developing a subcutaneous formulation of CardiolRx for the treatment of fibrosis and inflammation in the heart that is associated with the development and progression of heart failure. Heart failure affects 26 million people in the developed world and remains a leading cause of death and hospitalization, with associated annual healthcare costs in the U.S. alone exceeding $30 billion.

On December 20, 2018, the Corporation completed its initial public offering (the "IPO") on the Toronto Stock Exchange (the "TSX"). As a result, the Corporation's common shares commenced trading on that date on the TSX under the symbol "CRDL", and on May 12, 2021, warrants commenced trading under the symbol "CRDL.WT.A". On May 30, 2019, the Corporation also began trading on the OTCQX Best Market ("OTCQX") under the symbol "CRTPF". On August 10, 2021, the Corporation's common shares commenced trading on the Nasdaq Capital Market ("Nasdaq") under the symbol "CRDL". Concurrent with the listing on the Nasdaq, the common shares ceased to be quoted on the OTCQX.

2.	Significant accounting policies

The policies applied in these financial statements are based on IFRSs issued and outstanding as of March 23, 2022, the date the Board of Directors approved the statements.

(a)	Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These financial statements have been prepared on a historical cost basis. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Cardiol Therapeutics Inc.

Notes to Financial Statements

Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

2.	Significant accounting policies (continued)

(b)	Functional and presentation currency

These financial statements are presented in Canadian dollars, being the functional currency of the Corporation. The functional currency for the Corporation is determined by the currency of the primary economic environment in which it operates (“the functional currency”).

At the end of each reporting year, monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at that date; non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates of exchange prevailing at the date when fair value was determined; and non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are not retranslated. Such exchange differences arising from retranslation at year-end are recognized in the statement of loss and comprehensive loss.

(c)	Financial instruments

Recognition

The Corporation recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value and are derecognized either when the Corporation has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled, or expired.

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. A write-off occurs when the Corporation has no reasonable expectations of recovering the contractual cash flows on a financial asset.

Classification and Measurement

The Corporation determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

•	those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive income (“FVTOCI”); and,
•	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

•	amortized cost;
•	FVTPL, if the Corporation has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives); or,
•	FVTOCI, when the change in fair value is attributable to changes in the Corporation’s credit risk.

Cardiol Therapeutics Inc.

Notes to Financial Statements

Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

2.	Significant accounting policies (continued)

(d)	Financial instruments (continued)

Classification and Measurement (continued)

The Corporation reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as subsequently measured at amortized cost are included in the fair value of the instrument on initial recognition. Transaction costs for financial assets and financial liabilities classified at fair value through profit or loss are expensed in profit or loss.

The Corporation’s financial assets consist of cash and cash equivalents and accounts receivable, which are classified and measured at amortized cost. The Corporation’s financial liabilities consist of accounts payable and accrued liabilities, and lease liability which are classified and measured at amortized cost, and derivative liabilities which are classified and measured at FVTPL.

Impairment

The Corporation assesses all information available, including on a forward-looking basis the expected credit losses associated with any financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Corporation compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward- looking information.

(e)	Impairment of non-financial assets

At the end of each reporting period, the Corporation reviews the carrying amounts of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The recoverable amount is the higher of an asset’s fair value less cost to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of loss and comprehensive loss.

(f)	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and fair value of any other consideration given to acquire the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Cardiol Therapeutics Inc.

Notes to Financial Statements
Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

2.	Significant accounting policies (continued)

(f)	Property and equipment (continued)

Property and equipment are amortized as follows:

Computer equipment	30% per annum
Office equipment	20% per annum
Equipment	30% per annum
Right-of-use asset	straight-line basis over the 5-year term of the lease
Leasehold improvements	straight-line basis over the 5-year term of the lease

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of loss and comprehensive loss when the asset is derecognized. The assets’ residual values, useful lives and methods of depreciation are reviewed each reporting period, and adjusted prospectively if appropriate.

(g)	Cash and cash equivalents

Cash and cash equivalents in the statements of financial position comprise cash at banks and short-term bank deposits with original maturity of three months or less. The Corporation’s cash is invested with major financial institutions in business accounts that are available on demand by the Corporation for its programs.

(h)	Revenue Recognition

The Corporation recognizes revenue from customers when control of the goods is transferred to the customer, at an amount that reflects the consideration to which the Corporation expects to be entitled in exchange for those goods. Sales tax collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the statements of loss and comprehensive loss. Contracts are not written to include advertising allowances, tiered discounts, or any other performance obligation. Since there is only a single performance obligation, there is no allocation of the transaction price.

Per Corporation policy, any product that does not meet the contract mandated standards can be returned within the first 5 days of delivery in exchange for another product or for a full refund. The Corporation accounts for customer returns utilizing the “expected value method.”

Expected amounts are excluded from revenue and recorded as a “refund liability” that represents the Corporation’s obligation to return the customer’s consideration. Estimates are based on actual historical data. Under IFRS 15, the Corporation must also recognize a “return asset” for the value of goods recovered. The Corporation currently destroys all returned product for safety and quality purposes, and as such, no return asset is recognized.

(i)	Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Cardiol Therapeutics Inc.

Notes to Financial Statements

Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

2.	Significant accounting policies (continued)

(i)	Income taxes (continued)

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Corporation does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

(j)	Loss per share

The Corporation presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the year. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all instruments outstanding that may add to the total number of common shares.

(k)	Intangible assets

Intangible assets are stated at cost, less accumulated amortization and accumulated impairment losses. Intangible assets with finite useful lives are amortized over their estimated useful lives. Research costs are expensed when incurred. The exclusive global license's useful life is 9 years.

(l)	Share-based transactions

The fair value of share-based transactions are recognized as an expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Corporation.

The fair value of stock options issued to employees is measured at the grant date and recognized on a graded-vesting basis over the period during which the options vest. Stock options issued to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The fair value of the options granted to employees is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Consideration paid for the shares on the exercise of stock options is credited to share capital. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

(m)	Inventory

Inventories are valued at the lower of cost and net realizable value. The cost of raw materials is determined on a specific identification basis for materials that are segregated for a specific project and otherwise on a first-in, first-out basis.

Cardiol Therapeutics Inc.

Notes to Financial Statements

Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

2.	Significant accounting policies (continued)

(n)	Investment tax credits

The investment tax credits ("ITC") are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development ("SR&ED") incentive program. The amounts claimed under the program represent amounts based on management estimates of eligible research and development costs incurred during the year. Realization is subject to government approval. Refundable ITCs claimed relating to qualifying expenditures are recorded to other income.

3.	Significant accounting judgements and estimates

The preparation of these financial statements requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in future periods, if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the inputs used in the Black-Scholes valuation model, including unobservable assumptions when the Corporation was private at the time of issuance of certain equity instruments (share price and volatility), in accounting for share-based payment transactions;
•	the valuation of the derivative liability;
•	the estimate of the percentage of completion of certain research and development agreements;
•	the valuation of income tax accounts; and
•	the initial valuation and estimated useful lives of intangible assets.

Critical accounting judgments

•	management applied judgment in determining the functional currency of the Corporation as Canadian dollars;
•	management applied judgment in determining the Corporation’s ability to continue as a going concern. The Corporation has incurred significant losses since inception. Management determined that a material going concern uncertainty does not exist due to the sufficient working capital to support their planned expenditure levels. Additional financing may come from product sales, licensing arrangements, research and commercial development partnerships, government grants, and/or corporate finance arrangements;
•	management's assessment that no impairment exists for intangible assets, based on the facts and circumstances that existed during the period; and
•	management's assessment of the impact the novel coronavirus (COVID-19) pandemic will have on operations.

Cardiol Therapeutics Inc.

Notes to Financial Statements

Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

4.	Capital risk management

The Corporation manages its capital to ensure sufficient financial flexibility to achieve the ongoing business objectives including research activities, funding of future growth opportunities and pursuit of acquisitions.

The Corporation monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Corporation may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis.

The Corporation considers its capital to be equity, comprising share capital, warrants, and contributed surplus less accumulated deficit, which at December 31, 2021 totaled $76,238,075 (December 31, 2020 - $13,270,353).

The Corporation manages capital through its financial and operational forecasting processes. The Corporation reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to its research programs and reviewed with the Board of Directors of the Corporation.

The Corporation is not currently subject to any capital requirements imposed by a lending institution or regulatory body. The Corporation expects that its capital resources will be sufficient to discharge its liabilities as of the current statement of financial position date.

5.	Financial instruments and risk management

Fair value

The Corporation provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quotes prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Corporation's derivative liabilities are measured at fair value Level 3 (see note 10). The fair value of all other financial instruments approximates their carrying amounts due to the relatively short period to maturity.

Financial risks

The Corporation's activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate and foreign currency risk).

Risk management is carried out by the Corporation's management team under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

There were no changes to credit risk, liquidity risk, or market risk for the year ended December 31, 2021.

Cardiol Therapeutics Inc.

Notes to Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

5.	Financial instruments and risk management (continued)

Financial risks (continued)

(i)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Corporation’s financial instruments that are exposed to concentrations of credit risk relate primarily to cash and cash equivalents and accounts receivable.

The Corporation mitigates its risk by maintaining its funds with large reputable financial institutions, from which management believes the risk of loss to be minimal. Accounts receivable includes interest receivable relating to guaranteed investment certificates held with large reputable financial institutions, as well as trade receivables. The Corporation’s management considers that all the above financial assets are of good credit quality.

(ii)	Liquidity risk

Liquidity risk is the risk that the Corporation encounters difficulty in meeting its obligations associated with financial liabilities. Liquidity risk includes the risk that, as a result of operational liquidity requirements, the Corporation will not have sufficient funds to settle a transaction on the due date; will be forced to sell financial assets at a value which is less than what they are worth; or may be unable to settle or recover a financial asset. Liquidity risk arises from accounts payable and accrued liabilities, and the lease liability. The Corporation limits its exposure to this risk by closely monitoring their cash flow.

The following table presents the contractual maturities of the financial liabilities as of December 31, 2021:

As at December 31, 2021	Carrying amount	Payable within 1 year	1-3 years	Total
Accounts payable and accrued liabilities	$4,859,352	$4,859,352	$-	$4,859,352
Lease liability	117,579	44,708	72,871	117,579
	$4,976,931	$4,904,060	$72,871	$4,976,931

(iii)	Market risk

Market risk is the risk of loss that may arise from changes in market factors, such as interest rates and foreign exchange rates.

(a)	Interest rate risk

The Corporation currently does not have any short-term or long-term debt that is variable interest bearing and, as such, the Corporation’s current exposure to interest rate risk is minimal.

(b)	Foreign currency risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the foreign exchange rates. The Corporation enters into foreign currency purchase transactions and has assets that are denominated in foreign currencies and thus is exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Corporation does not currently use derivative instruments to reduce its exposure to foreign currency risk.

Cardiol Therapeutics Inc. Notes to Financial Statements Years Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars)

5.	Financial instruments and risk management (continued)

Financial risks (continued)

(b)       Foreign currency risk (continued)

The Corporation holds balances in U.S. dollars which could give rise to exposure to foreign exchange risk. Sensitivity to a plus or minus 10% change in the foreign exchange rate of the U.S. dollar against the Canadian dollar would affect the reported loss and comprehensive loss by approximately $5,875,000 (December 31, 2020 - $219,000).

6.	Cash and cash equivalents

Cash and cash equivalents include a cashable Guaranteed Investment Certificate totaling $61,568 earning interest of 0.5% per annum and maturing on December 4, 2022 (December 31, 2020 - cashable Guaranteed Investment Certificate totaling $61,506 earning interest of 0.1% per annum and maturing on December 4, 2021). The Guaranteed Investment Certificate may be redeemed prior to maturity without penalty.

7.	Property and equipment

Cost	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2019	$200,319	$116,578	$234,772	$52,917	$55,772	$660,358
Additions	-	6,480	2,476	12,799	18,847	40,602
Balance, December 31, 2020	200,319	123,058	237,248	$65,716	$74,619	$700,960
Additions	-	7,712	-	-	5,204	12,916
Balance, December 31, 2021	$200,319	$130,770	$237,248	$65,716	$79,823	$713,876

Accumulated Depreciation	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2019	$23,373	$23,996	$4,192	$3,816	$20,934	$76,311
Depreciation for the year	40,068	29,056	50,840	11,828	13,303	145,095
Balance, December 31, 2020	$63,441	$53,052	$55,032	$15,644	$34,237	$221,406
Depreciation for the year	40,068	22,159	50,840	10,015	12,895	135,977
Balance, December 31, 2021	$103,509	$75,211	$105,872	$25,659	$47,132	$357,383

Carrying value	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2020	$136,878	$70,006	$182,216	$50,072	$40,382	$479,554
Balance, December 31, 2021	$96,810	$55,559	$131,376	$40,057	$32,691	$356,493

Cardiol Therapeutics Inc. Notes to Financial Statements Years Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars)

8.	Intangible assets

Cost	Exclusive global license agreement
Balance, December 31, 2019, December 31, 2020, and December 31, 2021	$767,228

Accumulated Amortization	Exclusive global license agreement
Balance, December 31, 2019	$219,094
Amortization for the year	84,444
Balance, December 31, 2020	$303,538
Amortization for the year	84,444
Balance, December 31, 2021	$387,982

Carrying Value	Exclusive global license agreement
Balance, December 31, 2020	$463,690
Balance, December 31, 2021	$379,246

Exclusive global agreement ("Meros License Agreement")

In 2017, the Corporation was granted by Meros Polymers Inc. (“Meros”) the sole, exclusive, irrevocable license to patented nanotechnologies for use with any drugs to diagnose, or treat, cardiovascular disease, cardiopulmonary disease, and cardiac arrhythmias. Meros is focused on the advancement of nanotechnologies developed at the University of Alberta.

Under the Meros License Agreement, Cardiol agreed to certain milestones and milestone payments, including the following: (i) payment of $100,000 upon enrolling the first patient in a Phase IIB clinical trial designed to investigate the safety and indications of efficacy of one of the licensed technologies; (ii) payment of $500,000 upon enrolling the first patient in a Pivotal Phase III clinical trial designed to investigate the safety and efficacy of one of the licensed technologies; (iii) $1,000,000 upon receiving regulatory approval from the FDA for any therapeutic and/or prophylactic treatment incorporating the licensed technologies. Cardiol also agreed to pay Meros the following royalties:

(a)  5% of worldwide proceeds of net sales of the licensed technologies containing cannabinoids, excluding non-royalty sub-license income in (b) below, that Cardiol receives from human and animal disease indications and derivatives as outlined in the Meros License Agreement;

(b)  7% of any non-royalty sub-license income that Cardiol receives from human and animal disease indications and derivatives for licensed technologies containing cannabinoids as outlined in the Meros License Agreement;

(c)  3.7% of worldwide proceeds of net sales that Cardiol receives from the licensed technology in relation to human and animal cardiovascular and/or cardiopulmonary disease, heart failure, and/or cardiac arrhythmia diagnosis and/or treatments using the drugs, excluding cannabinoids included in (a) above, outlined in the Meros License Agreement; and

Cardiol Therapeutics Inc. Notes to Financial Statements Years Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars)

8	Intangible assets (continued)

(d)  5% of any non-royalty sub-license income that Cardiol receives in relation to any human and animal heart disease, heart failure and/or arrhythmias indications, excluding cannabinoids included in (b) above, as outlined in the Meros License Agreement.

In addition, as part of the consideration under the Meros License Agreement, Cardiol (i) issued to Meros 1,020,000 common shares; and (ii) issued to Meros 1,020,000 special warrants convertible automatically into common shares for no additional consideration upon the first patient being enrolled in a Phase 1 clinical trial using the licensed technologies as described in the Meros License Agreement.

9.	Lease liability

Carrying Value
Balance, December 31, 2019	$190,752
Repayments	(50,472)
Accretion	16,286
Balance, December 31, 2020	$156,566
Repayments	(51,916)
Accretion	12,929
Balance, December 31, 2021	$117,579
Current portion	44,708
Long-term portion	$72,871

(i) When measuring the lease liability for the property lease that was classified as an operating lease, the Corporation discounted the lease payments using its incremental borrowing rate. The property lease expires on May 31, 2024, and the lease payments were discounted with a 9% interest rate.

10.	Derivative liability

On November 5, 2021, the Corporation issued 8,175,000 warrants as part of a unit financing (see note 11). Each warrant is exercisable into one common share at the price of USD$3.75 per share for a period of three years from closing. The estimated fair value of $11,577,426 was assigned to the 8,175,000 warrants issued by using a fair value market technique incorporating the Black-Scholes option pricing model, with the following assumptions: a risk-free interest rate of 1.01%; an expected volatility factor of 81%; an expected dividend yield of 0%; and an expected life of 3 years. The only significant unobservable input is the volatility, which could cause an increase or decrease in fair value. The warrants have been classified as a derivative liability on the statement of financial position and are re-valued at each reporting date, as the warrants were issued in a currency other than the Corporation's functional currency. As at December 31, 2021, the fair value of the derivative liability was $6,661,122, resulting in a change of derivative liability for the year ended December 31, 2021 of $4,916,304 (December 31, 2020 - nil).

Cardiol Therapeutics Inc. Notes to Financial Statements Years Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars)

10.	Derivative liability (continued)

Significant assumptions used in determining the fair value of the derivative warrant liabilities at December 31, 2021 are as follows:

	Year Ended December 31, 2021
Share price	USD$	1.85
Exercise price	USD$	3.75
Risk-free interest rate	1.02%
Expected volatility	82%
Expected life in years	2.85
Expected dividend yield	Nil

11.	Share capital

a) Authorized share capital

The authorized share capital consisted of unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b) Common shares issued

	Number of common shares	Amount
Balance, December 31, 2019	25,877,686	$39,413,506
Shares for services (i)	17,414	49,712
Issuance of units (ii)	6,900,000	17,250,000
Share issuance costs (ii)	-	(1,243,485)
Fair value of warrants (note 13)	-	(3,803,751)
Warrants exercised (note 13)	65,191	183,678
Fair value of warrants exercised (note 13)	-	95,263
Fair value of warrants earned (note 13)	-	(21,452)
Balance, December 31, 2020	32,860,291	$51,923,471
Issuance of units (iii, iv)	22,462,000	84,083,757
Fair value of warrants (iii, iv)	-	(15,369,626)
Share issuance cost (iii, iv)	-	(5,003,222)
Shares for services (v)	1,227,092	4,112,647
Stock options exercised (note 12)	998,333	2,837,083
Fair value of stock options exercised (note 12)	-	1,357,160
Warrants exercised (note 13)	3,675,283	11,656,287
Fair value of warrants exercised (note 13)	-	3,999,272
Performance share units exercised (note 12)	700,000	3,322,000
Balance, December 31, 2021	61,922,999	$142,918,829

Cardiol Therapeutics Inc. Notes to Financial Statements Years Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars)

11. Share capital (continued)

(i) March 30, 2020, the Corporation issued 6,914 common shares, with a fair value of $20,742, in exchange for $28,140 of services rendered. The valuation was based on the fair value of the shares issued. As a result, the Corporation recorded other income of $7,398. On November 2, 2020, the Corporation issued 6,500 common shares, with a fair value of $18,850, and on December 17, 2020, issued 4,000 common shares with a fair value of $10,120 for services rendered. The fair value of the shares issued on November 2, 2020 and December 17, 2020 were determined to be equal to the value of the services rendered.

(ii)  On June 4, 2020, the Corporation completed its short form prospectus offering by issuing 6,900,000 common share units at $2.50 per unit for gross proceeds of $17,250,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant was exercisable into one common share at the price of $3.25 per share for a period of two years from closing, accelerated to October 12, 2021 as the volume weighted average trading price of the common shares was equal to or greater than $4.50 for a ten consecutive trading day period.

The fair value of $3,803,751 was assigned to the 3,450,000 warrants issued as part of the units as estimated by using a fair value market technique incorporating the Black-Scholes option pricing model, using the following assumptions: a risk-free interest rate of 0.32%; an expected volatility factor of 85%; an expected dividend yield of 0%; and an expected life of 2 years.

The underwriters were paid cash fees of $735,000 and 294,000 compensation warrants. Each compensation warrant entitled the holder to acquire one additional common share unit of the Corporation at $2.50 for a period of 24 months from closing. The grant date fair value of $507,059 was assigned to the compensation warrants issued as estimated by using a fair value market technique incorporating the Black-Scholes option pricing model, using the following assumptions: a risk-free interest rate of 0.32%; an expected volatility factor of 85%; an expected dividend yield of 0%; and an expected life of 2 years.

(iii)  On May 12, 2021, the Corporation completed its short form base shelf prospectus offering by issuing 6,112,000 common share units at $3.60 per unit for gross proceeds of $22,003,200, as well as an additional 433,400 warrants at $0.02 per warrant for $8,668. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at the price of $4.60 per share for a period of three years from closing. The underwriters were paid cash fees of $1,025,590.

The fair value of $3,792,200 was assigned to the 3,056,000 warrants issued as part of the units as estimated by using a fair value market technique incorporating the Black-Scholes option pricing model, using the following assumptions: a risk-free interest rate of 0.53%; an expected volatility factor of 81%; an expected dividend yield of 0%; and an expected life of 3 years.

(iv) On November 5, 2021, the Corporation completed its short form base shelf prospectus offering by issuing 16,350,000 common share units at USD$3.07 per unit for gross proceeds of USD$50,194,500 ($62,080,558). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at the price of USD$3.75 per share for a period of three years from closing. The underwriters were paid cash fees of USD$3,011,670 ($3,724,833).

The fair value of $11,577,426 was assigned to the 8,175,000 warrants issued as part of the units as estimated by using a fair value market technique incorporating the Black-Scholes option pricing model (see note 10) on the statement of financial position and are re-valued at each reporting date.

Cardiol Therapeutics Inc. Notes to Financial Statements Years Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars)

11.	Share capital (continued)

(v)  During the year ended December 31, 2021, the Corporation issued 1,227,092 shares for services with a cumulative fair value of $4,112,647. The fair value of the shares was determined to be equal to the value of the services rendered. Included within these issuances are the following shares subject to vesting conditions: 100,000 restricted common shares that contain service-based conditions and vest 1/4 on each of September 29, 2021, March 29, 2022, September 29, 2022, and March 29, 2023; and 100,000 common shares that vest 1/4 on each of November 17, 2021, February 17, 2022, May 17, 2022, and August 17, 2022.

12.	Share-based payments

The Corporation has adopted an Omnibus Equity Incentive Plan in accordance with the policies of the TSX, which permits the grant or issuance of options, Restricted Share Units ("RSUs"), Performance Share Units ("PSUs") and Deferred Share Units ("DSUs"), as well as other share-based payment arrangements. The maximum number of shares that may be issued upon the exercise or settlement of awards granted under the plan may not exceed 15% of the Corporation's issued and outstanding shares from time to time. The Board of Directors determines the price per common share and the number of common shares which may be allotted to directors, officers, employees, and consultants, and all other terms and conditions of the option, subject to the rules of the TSX.

(a) Stock Options

	Number of stock options	Weighted average exercise price ($)
Balance, December 31, 2019	1,760,000	$4.68
Issued	1,304,300	2.73
Expired	(203,000)	4.79
Balance, December 31, 2020	2,861,300	$3.78
Issued	2,666,666	4.04
Expired	(227,833)	3.86
Exercised	(998,333)	2.84
Balance, December 31, 2021	4,301,800	$4.16

At the grant date, the fair value stock options issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Fair value of stock options at grant date	$2.33	$1.52
Share price	$4.04	$2.68
Exercise price	$4.04	$2.73
Risk-free interest rate	0.73%	0.41%
Expected volatility	93%	95%
Expected life in years	3.71	3.01
Expected dividend yield	Nil	Nil

Cardiol Therapeutics Inc. Notes to Financial Statements Years Ended December 31, 2021 and 2020 (Expressed in Canadian Dollars)

12.	Share-based payments (continued)

(a)	Stock Options (continued)

The following table reflects the actual stock options issued and outstanding as of December 31, 2021:

Expiry date	Exercise price ($)	Weighted average remaining contractual life (years)	Number of options outstanding	Number of options vested (exercisable)
June 22, 2022	2.58	0.47	83,334	83,334
February 8, 2023	4.56	1.11	416,666	416,666
February 18, 2023	4.80	1.13	560,000	482,500
February 22, 2023	4.46	1.15	130,000	105,000
October 15, 2024	3.23	2.79	60,000	40,000
December 2, 2024	4.08	2.92	60,000	40,000
December 5, 2024	3.69	2.93	60,000	60,000
February 23, 2025	3.54	3.15	81,800	81,800
August 16, 2025	5.00	3.63	200,000	200,000
August 19, 2025	2.12	3.64	100,000	33,333
August 30, 2025	5.00	3.67	480,000	480,000
October 7, 2025	2.90	3.77	35,000	11,667
December 2, 2025	2.59	3.92	130,000	33,333
January 2, 2026	4.30	4.01	150,000	150,000
January 24, 2026	5.34	4.07	60,000	40,000
March 29, 2026	4.51	4.24	400,000	-
April 1, 2026	5.77	4.25	140,000	93,333
April 4, 2026	5.42	4.26	60,000	40,000
May 12, 2026	3.00	4.36	75,000	25,000
June 5, 2026	3.26	4.43	60,000	-
August 16, 2026	3.26	4.63	60,000	-
August 24, 2026	3.81	4.65	140,000	12,500
September 13, 2026	4.88	4.70	55,000	-
December 8, 2026	2.65	4.94	380,000	-
December 8, 2026	3.59	4.94	325,000	-
	4.16	3.30	4,301,800	2,428,466

(b)	Performance Share Units and Other Share-Awards

The Corporation has also issued performance share units ("PSUs") to certain consultants of the Corporation. Grants of PSUs require the completion of certain performance criteria specific to each grant. During the year ended December 31, 2021, 1,900,000 PSUs have been granted. Of these, 700,000 have been exercised for a cumulative value of $3,322,000. As of December 31, 2021 there are 1,200,000 PSUs outstanding (December 31, 2020 - nil). These PSUs have an expiry date of June 30, 2022.

Cardiol Therapeutics Inc.

Notes to Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

13.	Warrants

	Number of warrants	Amount
Balance, December 31, 2019	4,212,026	$1,731,250
Issued (ii) (note 11 (ii))	3,762,796	3,980,498
Expired	(3,388,026)	(1,234,749)
Exercised	(65,191)	(95,263)
Earned (i)	-	78,992
Balance, December 31, 2020	4,521,605	$4,460,728
Issued (ii), (note 11 (iii), (iv))	11,792,602	3,707,789
Expired	(186,746)	(75,886)
Exercised	(3,675,283)	(3,999,272)
Earned (i)	-	83,421
Balance, December 31, 2021	12,452,178	$4,176,780

(i)  During the year ended December 31, 2021, 20,856 warrants with a fair value of $83,421 (year ended December 31, 2020 - 19,748 warrants with a fair value of $78,992) were earned pursuant to the Caro Development Agreement (see note 15 (iii)).

(ii)  128,203 warrants with a fair value of $144,976 carrying an exercise price of $3.25 and an original expiry date of June 4, 2022, are included in this amount as a result of the exercise of 256,409 warrants carrying a price of $2.50 (December 31, 2020 - 18,796 warrants with a fair value of $21,452 carrying an exercise price of $3.25, and as a result of the exercise of 37,591 warrants carrying a price of $2.50). At the grant date, the fair value of the warrants issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Year Ended	Year Ended
	December 31,	December 31,
	2021	2020
Fair value of warrants at grant date	$1.13	$1.41
Share price	$3.88	$3.00
Exercise price	$3.25	$3.25
Risk-free interest rate	0.16%	0.22%
Expected volatility	83%	84%
Expected life in years	1.10	1.59
Expected dividend yield	Nil	Nil

Cardiol Therapeutics Inc.

Notes to Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

13.	Warrants (continued)

The following table reflects the actual warrants issued and outstanding as of December 31, 2021, excluding 1,020,000 special warrants convertible automatically into common shares for no additional consideration in accordance with the original escrow release terms as described in the Meros License Agreement (see note 8):

Expiry date	Exercise price ($)	Remaining contractual life (years)	Warrants exercisable
August 31, 2022	4.00	0.64	824,000
May 12, 2024	4.60	2.36	3,453,178
November 5, 2024(1)	4.79	2.85	8,175,000
	4.69	2.57	12,452,178

(1) Warrants carry an exercise price of USD$3.75. This amount was translated to CAD for presentation purposes at the December 31, 2021 rate of 1.28. These warrants are classified as a derivative liability on the statement of financial position (see note 10).

14.	Loss per share

For the year ended December 31, 2021, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $31,638,244 (year ended December 31, 2020 - $20,640,935) and the weighted average number of common shares outstanding of 43,222,819 (year ended December 31, 2020 - 29,857,136). Diluted loss per share did not include the effect of stock options, PSUs, other share-awards, and warrants as they are anti- dilutive.

15.	Commitments

(i)  The Corporation has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:

	Base rent	Variable rent	Total
2022	$53,934	$51,846	$105,780
2023	55,376	51,846	107,222
2024	23,073	21,603	44,676
	$132,383	$125,295	$257,678

(ii)  The Corporation has signed various agreements with consultants to provide services. Under the agreements, the Corporation has the following remaining commitments.

2022	$689,662

Cardiol Therapeutics Inc.

Notes to Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

15.	Commitments (continued)

(iii)  Cardiol entered into a development agreement (the “Caro Development Agreement”) with the Clinical Academic Research Organization, S.A. DE C.V. (“Caro”) dated August 28, 2018, for the further research and development of proprietary drug formulations for the treatment of heart failure. Caro is a Mexican corporation dedicated to providing clinical and scientific experimentation and consulting, as well as performing development activities by itself or through third-party providers.

Pursuant to the terms of the Caro Development Agreement, Caro will provide scientific experimentation, research activities, medical drug development activities, and medical drug formulation and discovery to Cardiol (the “Development Activities”), as set out in a development plan (the “Development Plan”). Under the Caro Development Agreement, Caro may also engage third-party providers of development activities in support of the Development Plan, which is anticipated to be limited to third-party vendors of materials.

Pursuant to the terms of the Caro Development Agreement, Cardiol will immediately upon execution of the Caro Development Agreement allot and set aside 824,000 Common Shares of Cardiol, and issue to Caro 824,000 warrants (the “Caro Compensation Warrants”), each warrant having the following qualifications: (i) an expiry date of August 31, 2022, or such earlier date as may be specified by a relevant stock exchange; (ii) an exercise price of $4 per share (to be settled through the issuance of invoices by Caro); and (iii) each of the Caro Compensation Warrants entitles Caro to purchase one Common Share of Cardiol for the exercise price. Cardiol also further agreed to pay Caro US$400,000 in cash (paid).

Pursuant to the terms of the Caro Development Agreement, both Cardiol and Caro may terminate the Caro Development Agreement if either party believes in good faith that the continued performance of the Development Activities may be commercially unwise, jeopardize safety, or otherwise be unethical or illegal. However, if Caro terminates the Caro Development Agreement for any reason except breach of contract by Cardiol, or terminates the development activities under the contract prior to achievement of all milestones in the Development Plan, then any unexercised Caro Compensation Warrants that are not related to Development Activities and milestones in the Development Plan that have been attained up to the time of termination of the Caro Development Agreement shall be deemed terminated as of the time of termination of the Caro Development Agreement.

Further, if Cardiol terminates the Caro Development Agreement for any reason (including breach of contract by Caro), or requires Caro to terminate the Development Activities prior to achievement of all milestones in the Development Plan, then the Caro Compensation Warrants issued to Caro that can be invoiced for the CARO Development Activities completed up to the time of termination shall be considered to have been earned notwithstanding such termination.

The CARO Compensation Warrants that cannot be exercised (because invoices for CARO Development Activities not completed cannot be issued) will be deemed terminated, null and void as of termination.

(iv)   Cardiol entered into an exclusive supply agreement (the "Exclusive Supply Agreement”) with Noramco, Inc. (“Noramco”) dated September 28, 2018, as amended on December 7, 2018, December 11, 2018, July 2, 2019 and September 11, 2019, and November 12, 2019 pursuant to which Noramco will be the exclusive supplier of pharmaceutical cannabidiol for Cardiol, provided Noramco is able to meet Cardiol’s supply requirements.

During 2020, the Exclusive Supply Agreement was assigned to Purisys, LLC ("Purisys"), an affiliate of Noramco headquartered in Athens, Georgia. This assignment had no impact on Cardiol’s rights under the Exclusive Supply Agreement.

Cardiol Therapeutics Inc.

Notes to Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

15.	Commitments (continued)

(iv)  (continued) Pursuant to the terms of the Exclusive Supply Agreement, Cardiol paid a non-refundable payment of US$3,000,000 (the “Exclusivity Payment”). The Exclusivity Payment represents a prepayment for inventory and is being credited towards purchases.

Effective upon entering into a supply agreement with Shoppers Drug Mart Inc. on March 16, 2020, Purisys shall not sell pharmaceutical cannabidiol to any third party for use in the production of products sold to retail pharmacies in Canada and Mexico, such as Shoppers Drug Mart Inc. Notwithstanding this restriction, Purisys shall have the right to sell pharmaceutical cannabidiol to third parties outside Canada for use in products that are approved as prescription medicines by the Therapeutic Products Directorate of Health Canada for delivery into Canada.

The Exclusive Supply Agreement expires on December 31, 2038, subject to certain renewal provisions.

(v)   Pursuant to the terms of agreements with various other contract research organizations, the Corporation is committed for contract research services for 2021 at a cost of approximately $1,043,244.

16.	Other expenses and adjustments

The following details highlight certain components of the research and development and general and administration expenses classified by nature. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties:

	Year Ended	Year Ended
	December 31,	December 31,
	2021	2020
Research and development expenses
Non-cash share-based compensation	599,145	87,595

General and administration expenses
Depreciation of property and equipment	135,977	145,095
Amortization of intangible assets	84,444	84,444
Non-cash share-based compensation	7,898,685	2,677,464

17.	Related party transactions

(a)	The Corporation entered into the following transactions with related parties:

(i) Included in research and development expense is $1,354,866 for the year ended December 31, 2021 (year ended December 31, 2020 - $1,149,098) paid to a company related to a director. As at December 31, 2021, $671,462 (December 31, 2020 - $505,195) was owed to this company and this amount was included in accounts payable and accrued liabilities, and $12,402 (December 31, 2020 - $1,470) was paid to this company and was included in prepaid expenses.

Cardiol Therapeutics Inc.

Notes to Financial Statements

Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

17.	Related party transactions (continued)

(b)   Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Corporation directly or indirectly, including any directors (executive and non-executive) of the Corporation. Remuneration of directors and key management personnel of the Corporation, except as noted in (a) above, was as follows:

	Year Ended December 31,	Year Ended December 31,
	2021	2020
Salaries and benefits	$2,503,893	$1,499,613
Share-based payments	1,188,462	617,999
	$3,692,355	$2,117,612

As at December 31, 2021, $46,488 (December 31, 2020 - $190,940) was owed to key management personnel and this amount was included in accounts payable and accrued liabilities.

18.	Income taxes

The income tax allowance differs from the amount resulting from the application of the combined Canadian income tax rate as follows:

	December 31, 2021	December 31, 2020
Loss before income taxes	$(31,638,244)	$(20,640,935)
Statutory income tax rate	26.50%	26.50%

Expected income tax recovery	(8,384,135)	(5,469,848)
Non-taxable income or non-deductible expenses	511,078	759,036
Tax rate differential and other	168,007	(192,855)
Unapplied non-capital losses	7,705,050	4,903,667

	$-	$-

During the year ended December 31, 2021, the Corporation received refundable investment tax credits ("ITCs"), for qualifying scientific research and experimental development ("SRED") expenses, of $93,076 related to its 2019 Canadian income tax return. The Corporation intends to claim non-refundable ITCs on its 2020 and 2021 Canadian income tax returns. The amount of the qualifying SRED expenses and ITCs are unknown at the date of the audit report.

Cardiol Therapeutics Inc.

Notes to Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

18.	Income taxes (continued)

Deferred taxes are a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. The significant components of the deferred tax assets and liabilities not recognized as at December 31, 2021 and 2020 are as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2021	2020
Unrecognized deferred tax assets:
Non-capital losses carried forward	$64,266,641	$35,477,657
Share issue costs	744,506	129,219
Scientific Research & Experimental Development	2,037,231	541,015
Total unrecognized deferred tax asset	$67,048,378	$36,147,891

The tax losses expire from 2036 to 2041. The other temporary differences do not expire under current legislation.

2036	$1,368,251
2037	5,394,542
2038	636,496
2039	9,573,962
2040	18,504,405
2041	28,788,985
$64,266,641

As at December 31, 2021, the Corporation had scientific research and experimental development deduction carryforward balance of $2,037,231 (December 31, 2020 - $541,015).

19.	Uncertainty due to COVID-19

The recent novel coronavirus (COVID-19) pandemic has impacted and could further impact our expected timelines, operations, and the operations of our third-party suppliers, manufacturers, and CROs as a result of quarantines, facility closures, travel and logistics restrictions, and other limitations in connection with the outbreak. While we expect this to be temporary, there is uncertainty around its duration and its broader impact. The Corporation had not experienced any adverse material affects as at December 31, 2021.

20.	Comparative figures

Certain of the prior period figures have been reclassified to conform with the presentation adopted in the current period. These reclassifications were solely related to grouping of operating expenses and had no effect on the reported results of operations.